

Cameron Robinson · 2nd

Founder at unlo

United States · Contact info

387 connections

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unlo

Experience

Founder
unlo
Jan 2018 – Present · 3 yrs 5 mos
Greater Seattle Area

People will soon travel by land, sea and air, on-demand, from a single app, for less than the average car payment. Our mission is to make that happen as soon as possible.

Sport and Competition Driving
Cameron Robinson Racing
May 2011 – Present · 10 yrs 1 mo

Driven, competed, and volunteered with multiple organizations, in the U.S., Canada, and Europe.

Racing Schools and Track Days:
- ProFormance Racing School, Pacific Raceways, WA, U.S.A. ...see more

Founding Partner, CEO
Lander Robinson Labs
Jan 2015 – Jun 2017 · 2 yrs 6 mos
Greater Seattle Area

- Co-Founded an analytical chemistry laboratory
- Developed marketing strategy and collateral
- Generated $10k in revenue in first quarter.
- Negotiated instrument acquisition contracts in excess of $600k ...see more

Volunteer experience

Driver Coach
BMW Car Club of America
Mar 2016 – Present • 5 yrs 3 mos

Coaching new and intermediate drivers on skills, knowledge and ability behind the wheel in the controlled environment of the racetrack.

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